

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 6, 2022

Rina Paniry
Chief Financial Officer
STARWOOD PROPERTY TRUST, INC.
591 West Putnam Avenue
Greenwich, Connecticut 06830

> **Re: STARWOOD PROPERTY TRUST, INC.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-34436**

Dear Ms. Paniry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Non-GAAP Financial Measures, page 76

1. We note your disclosure that you modified the definition of Distributable Earnings to allow for the treatment of sales as realized if GAAP would otherwise view them as realized even when not recorded in GAAP earnings. As a result you made an adjustment to Distributable Earnings to include the cash portion received for the sale of a 20.6% interest in the Woodstar Fund to a third party. Please tell how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when determining that the adjustment was appropriate.

2. We note your adjustments to Distributable Earnings under the heading Recognition of Distributable realized gains (losses) on page 77. Please clarify what each adjustment represents and where the amounts are located on your income statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction